February 10, 2025

Marilu Brassington
Interim Chief Accounting Officer
Scepter Holdings, Inc. NV
2278 Monitor St
Dallas, Texas 75207

       Re: Scepter Holdings, Inc. NV
           Amendment No. 3 to Registration Statement on Form 10
           Filed January 30, 2025
           File No. 000-53336
Dear Marilu Brassington:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10
Item 1. Business, page 5

1. We note your revised disclosure in response to prior comment 6. Please revise Item 1 to state, as you do on page F-8, that the "Adapti platform is an AI system that was
       designed to create a proprietary    data fingerprint    for client
products data and even the
       entire company by utilizing third party AI such as ChatGPT, OpenAI or Google AI tools."
Statements of Changes in Stockholders' Deficit, page F-6

2. We note your response to prior comment 12. Please further clarify why the number of shares of common stock in 2023 did not change as a result of the correction.
 February 10, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Valeria Franks at 202-551-7705 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Steven Davis